Exhibit 4.6

MYT NETHERLANDS PARENT B.V.

2023 OMNIBUS INCENTIVE COMPENSATION PLAN

RESTRICTED SHARE UNIT AWARD AGREEMENT

This Restricted Share Unit Award Agreement, including any addendum to the Agreement for the Grantee’s country (the “Addendum”) (together the “Award Agreement”), evidences a conditional award of restricted share units (“RSUs”) by MYT Netherlands Parent B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated and existing under the laws of the Netherlands, and any successor entity thereto (the “Company”) under the MYT Netherlands Parent B.V. 2023 Omnibus Incentive Compensation Plan (the “Plan”). The obligations of the Company to effect the Target Award (as defined below) under this Award Agreement are subject to the condition precedent (opschortende voorwaarde) that at the annual general meeting of shareholders of the Company that will be held in the fall of 2023, the general meeting of the Company  (the “General Meeting”) approves the adoption of the Plan. Capitalized terms not defined in the Award Agreement have the meanings given to them in the Plan.

Name of Grantee:	XXXX, XXX (the “Grantee”).
Grant Date:	July 1, 2023 (the “Grant Date”).
Deemed Value of Target Award on Grant Date:	XX,XXX USD.
Target Award (Number of RSUs):

[will be determined on the Grant Date based on the closing price of the Shares on the day before the Grant Date] (the “Target Number of RSUs”)  Each RSU represents the right to receive one ADS upon the vesting of such RSU in accordance with the terms of this Award Agreement.

Subject to the terms and conditions set forth in the Plan and this Agreement, fifty-four percent (54%) of the Target Number of RSUs, a total of [will be determined on the Grant Date] RSUs, will be subject to time-based vesting (the “Time-Based RSUs”), and forty-six percent (46%) of the Target Number of RSUs, a total of [will be determined on the Grant Date] RSUs, will be subject to performance-based vesting (the “Performance-Based RSUs”).

Condition Precedent:

The approval by the General Meeting of the Plan. This Award Agreement will be null and void if the Condition Precedent has not been satisfied within one week after the General Meeting and the Grantee will have no rights whatsoever vis-à-vis the Company under this Award Agreement.

MYT Netherlands Parent B.V.	Contact
Einsteinring 9	Phone: +49 89 127695-100
85609 Aschheim/Munich	Fax: +49 89 127695-200
Germany

Commercial Registry: Local Court Munich, HRB 261084
Managing Directors: Michael Kliger, Dr. Martin Beer, Sebastian Dietzmann, Gareth Locke, Isabel May

Performance Period:	The three year period consisting of the Company’s fiscal years 2024, 2025 and 2026 (the “Performance Period”).
Vesting of Time-Based RSUs:

One-third (1/3) of the total number of Time-Based RSUs will vest in substantially equal installments on each of June 30, 2024, June 30, 2025 and June 30, 2026, subject to the Grantee’s continued Employment on each such vesting date (each, a “Vesting Date”).

In the event of a termination of the Grantee’s Employment for any reason at any time prior to the applicable vesting date, any then-unvested Time-Based RSUs will be immediately forfeited by the Grantee without any payment in consideration therefor (subject to the “Change in Control” section below).

Vesting of Performance-Based RSUs:

On the last day of the Performance Period, a number of Performance-Based RSUs (which number may be lesser than or greater than the total number of Performance-Based RSUs subject to the Target Award) will become vested based on the attainment of the performance measure set forth on Exhibit A attached hereto, subject to the Grantee’s continued Employment through the last day of the Performance Period.  The performance measure for the Performance-Based RSUs is based on a targeted level of “Gross Merchandise Value Growth” and “Adjusted EBITDA margin” (each as defined in Exhibit A) for the Performance Period.

Notwithstanding the foregoing, if the Grantee’s Employment is terminated by the Company or its Affiliates without Cause or as a result of the Grantee’s death or Disability, in any such case, at any time prior to the last day of the Performance Period, then a pro-rata portion of the Performance-Based RSUs will become earned and vested at the end of the Performance Period to the extent that the applicable performance measure is achieved for the Performance Period as determined pursuant to Exhibit A (subject to the “Change in Control” section below).  The pro-rata portion will be determined by multiplying the Performance-Based RSUs that would have become earned and vested at the end of the Performance Period pursuant to Exhibit A if the Grantee’s Employment had not terminated prior to the last day of the Performance Period by a fraction, the numerator of which is the number of the Grantee’s completed months of Employment during the Performance Period and the denominator of which is the number of months in the Performance Period (rounded up to the nearest whole amount).  This pro-rata portion of the Performance-Based RSUs shall be settled following the end of the Performance Period as set forth in the “Settlement Date” section below.

In the event of a termination of the Grantee’s Employment by the Company or its Affiliates for Cause or by the Grantee for any reason (other than as a result of the Grantee’s death or Disability) at any time prior to the last day of the Performance Period, any then-unvested

Performance-Based RSUs will be immediately forfeited by the Grantee without any payment in consideration therefor.
Change in Control:

In the event of a Change in Control, any then-outstanding Time-Based RSUs and/or Performance-Based RSUs shall be subject to Section 3.6 of the Plan.

Notwithstanding any provision of this Award Agreement to the contrary, if (i) a Change in Control occurs and any RSUs are assumed, continued or substituted for by the Company (if it is the surviving corporation) or by the surviving corporation or its parent or their respective Affiliates pursuant to the Plan, and (ii) the Grantee’s Employment is terminated by the Company or such other entity without Cause or as a result of the Grantee’s death or Disability, in any such case, at any time within 12 months following the effective date of the Change in Control, then such RSUs will become fully vested, with any Performance-Based RSUs deemed to be earned at the greater of the target level of performance or actual performance measured as of the date of the Change in Control.

Settlement Date:

The Company will issue to the Grantee one ADS in settlement of each RSU that becomes earned and vested with respect to (i) any Time-Based RSUs, no later than 30 days after the applicable Vesting Date and (ii) any Performance-Based RSUs that become earned and vested, as soon as practicable following the date on which the Committee certifies the applicable performance measure in accordance with Exhibit A, but in no event later than December 31, 2026.  The issuance of any such ADSs shall be subject to applicable withholding for the amount of any Tax-Related Items as described in this Award Agreement.

Consideration:

No payment is required for the RSUs, although payment may be required for the amount of any Tax-Related Items as a result of the issuance of, or vesting of, the RSUs, as described in this Award Agreement.

Adjustments to RSUs:	The RSUs shall be subject to the adjustment provisions of Section 1.6.4 of the Plan.
No Dividend Equivalents:

Unless and until the Grantee becomes the record holder of the ADSs subject to the RSUs, the Grantee shall not be entitled to the payment of any dividends, or dividend equivalents, with respect to the RSUs or the ADSs subject thereto.

No Rights as a Shareholder

The Grantee shall neither be, nor have any of the rights or privileges of, a shareholder of the Company, including, without limitation, voting rights, in respect of the RSUs and any ADSs underlying the RSUs deliverable hereunder unless and until such ADSs shall have been issued by the Company and the Grantee becomes the record holder of the ADSs.

Tax Representations; Withholding:

The Grantee is advised to review with his/her own tax advisors the tax consequences for any Tax-Related Items in respect of the issuance, vesting or settlement of the RSUs. The Grantee hereby represents to the Company that he/she is relying solely on such advisors and not on any statements or representations of the Company, its Subsidiaries or Affiliates or any of their respective agents. The Grantee acknowledges that, regardless of any action taken by the Company, the ultimate liability for all Tax-Related Items is and remains the Grantee’s responsibility and may exceed the amount actually withheld by the Company.  The Grantee further acknowledges that the Company (i) makes no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the RSUs, including, but not limited to, the grant, vesting or settlement of the RSUs or the subsequent sale of ADSs acquired following such settlement; and (ii) does not commit to and is under no obligation to structure the terms of the grant or any aspect of the RSUs to reduce or eliminate the Grantee’s liability for Tax-Related Items or achieve any particular tax result.  The Grantee shall not make any claim against the Company or any other Subsidiary or Affiliate, or their respective board, officers or employees related to Tax-Related Items arising from the RSUs. Further, if the Grantee is subject to Tax-Related Items in more than one jurisdiction, the Grantee acknowledges that the Company may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to the relevant taxable or tax withholding event, as applicable, the Grantee agrees to make adequate arrangements satisfactory to the Company to satisfy all Tax-Related Items.  In this regard, the Grantee authorizes the Company, or its respective agents, at their discretion and with no obligation to do so, to satisfy any applicable withholding obligations with regard to Tax-Related Items by any of the means described in Section 3.2 of the Plan.

The Company may refuse to deliver the ADSs issuable upon settlement of the RSUs, if the Grantee fails to comply with his or her obligations in connection with the Tax-Related Items.

Transfer Restrictions:

The Grantee may not sell, exchange, transfer, assign, pledge, hypothecate or otherwise encumber the RSUs (subject to adjustment as described above), other than to the extent provided in Section 3.5 of the Plan.

Clawback/Adjustment of Awards:

The RSUs will be subject to any clawback policy that the Company may adopt from time to time in order to comply with applicable law or the listing standards of the Applicable Exchange and, in accordance with such policy, may be subject to the requirement that the RSUs (or any proceeds therefrom) be repaid to the Company after they have been distributed to the Grantee, subject in all cases to applicable law.

Amendment:

The Committee reserves the right at any time to amend the terms and conditions set forth in this Award Agreement, except that the Committee shall not make any amendment in a manner unfavorable to the Grantee (other than if immaterial or if required to facilitate compliance with applicable laws), without the Grantee’s consent. Any amendment of this Award Agreement shall be in writing and signed by an authorized member of the Committee or a person or persons designated by the Committee.
Governing Law:

This Award Agreement shall be deemed to be made under, and in all respects be interpreted, construed and governed by and in accordance with, the laws of Germany, without regard to conflict of law principles.

Nature of Grant:

In accepting the RSUs, the Grantee acknowledges, understands and agrees that:

(a)

the Plan is established voluntarily by the Company, it is discretionary in nature, and may be modified, amended, suspended or terminated by the Company at any time, to the extent permitted by the Plan;

(b)

all decisions with respect to future grants, if any, will be at the sole discretion of the Company;

(c)

the Grantee is voluntarily participating in the Plan;

(d)

the RSUs and any ADSs acquired upon settlement thereof, and the income and value of same, are not part of normal or expected compensation for any purpose, including, without limitation, for purposes of calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, leave-related payments, holiday pay, pension or retirement or welfare benefits or similar mandatory payments;

(e)

the future value of the ADSs underlying the RSUs is unknown, indeterminable, and cannot be predicted with certainty;

(f)

if ADSs are issued upon settlement of the RSUs, the value of such ADSs may increase or decrease in value;

(g)

no claim or entitlement to compensation or damages shall arise from forfeiture of the RSUs resulting from a termination of Employment (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where the Grantee is employed or rendering services or the terms of the Grantee’s employment or service agreement, if any);

(h)

unless otherwise provided in the Plan, the Award Agreement or by the Company in its sole discretion, the RSUs and the benefits evidenced by this Award Agreement do not create any entitlement to have the RSUs or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the Shares; and

(i)

neither the Company, the Employer nor any other Subsidiary or Affiliate shall be liable for any currency exchange rate fluctuation that may affect the value of the RSUs or the ADSs issuable upon settlement of the RSUs or the subsequent sale of any such ADSs.
Data Privacy:

The Company is located at Einsteinring 9, 85609 Aschheim/Munich, Germany and grants service providers of the Company and its other Subsidiaries and Affiliates the opportunity to participate in the Plan, at the Company's sole discretion. If the Grantee would like to participate in the Plan, the Grantee understands that he or she should review the following information about the Company’s data processing practices.

Data Collection and Usage. The Company collects, processes and uses the Grantee’s personal data, including, but without limitation, name, home address and telephone number, date of birth, social insurance number or other identification number (e.g., resident registration number), passport number, salary, citizenship, job title, any Shares or directorships held in the Company, and details of all awards, canceled, vested, or outstanding in the Grantee’s favor, which the Company receives from the Grantee. If the Company offers the Grantee the opportunity to participate in the Plan, then the Company will collect the Grantee’s personal data for purposes of allocating Shares and implementing, administering and managing the Plan. The Company’s legal basis for the processing of the Grantee’s personal data would be the Grantee’s consent.

Stock Plan Administration Service Providers. The Company may transfer personal data to a designated broker, an independent service provider, to assist the Company with the implementation, administration and management of the Plan.  In the future, the Company may select a different service provider and share the Grantee’s personal data with another company that serves in similar capacities. The Company’s service providers may open an account for the Grantee.  The Grantee may be asked to agree on separate terms and data processing practices with the applicable service providers, which, as it relates to Plan administration service provider, is a condition to the Grantee’s ability to participate in the Plan.  The Grantee should note that his or her country may have enacted data privacy laws that are different from the service provider.  The Company’s legal basis for the transfer of the Grantee’s personal data would be the Grantee’s consent.

Data Retention. The Company will use the Grantee’s personal data only as long as is necessary to implement, administer and manage the Grantee’s participation in the Plan or as required to comply with legal or regulatory obligations, including under tax and security laws. When the Company no longer needs the Grantee’s personal data, the Company will remove it from it from its systems.

Voluntariness and Consequences of Consent Denial or Withdrawal. The Grantee’s participation in the Plan and the Grantee’s grant of consent is purely voluntary.  The Grantee may deny or withdraw his or her consent at any time. If the Grantee does not consent, or if the Grantee withdraws his or her consent, the Grantee cannot participate in the Plan. This would not affect the Grantee’s base compensation as a director; the Grantee would merely forfeit the opportunities associated with the Plan.

Data Subject Rights. The Grantee has a number of rights under data privacy laws in his or her country. Depending on where the Grantee is based, his or her rights may include the right to (i) request access or copies of personal data the Company processes, (ii) rectification of incorrect data, (iii) deletion of data, (iv) restrictions on processing, (v) portability of data, (vi) to lodge complaints with competent authorities in the Grantee’s country, and/or (vii) a list with the names and addresses of any potential recipients of the Grantee’s personal data. To receive clarification regarding the Grantee’s rights or to exercise the rights, the Grantee should please contact the Company at Attn: Share Plan Administrator, Einsteinring 9, 85609 Aschheim/Munich, Germany.

The Grantee also understands that the Company may rely on a different legal basis for the processing or transfer of data in the future and/or request the Grantee to provide another data privacy consent.  If applicable and upon request of the Company, the Grantee agrees to provide an executed acknowledgement or data privacy consent form to the Company (or any other acknowledgements, agreements or consents) that the Company may deem necessary to obtain under the data privacy laws in the Grantee’s country, either now or in the future.  The Grantee understands that he or she will not be able to participate in the Plan if the Grantee fails to execute any such acknowledgement, agreement or consent requested by the Company.

Electronic Delivery and Acceptance:

The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means.  The Grantee hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

Language:

The Grantee acknowledges that he or she is sufficiently proficient in English to understand the terms and conditions of this Award Agreement.  Furthermore, if the Grantee has received this Award Agreement, or any other document related to the RSUs and/or the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.

Addendum:

Notwithstanding any provisions in this Award Agreement, the RSUs shall be subject to any additional terms and conditions set forth in any Addendum to this Award Agreement for the Grantee’s country.  Moreover, if the Grantee relocates to one of the countries included in the Addendum, the terms and conditions for such country will apply to the Grantee, to the extent the Committee determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. The Addendum constitutes part of this Award Agreement.
Imposition of Other Requirements:

The Company reserves the right to impose other requirements on the Grantee’s participation in the Plan, on the RSUs and on any ADSs subject thereto, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require the Grantee to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

Insider Trading/Market Abuse Restrictions:

Depending on the Grantee’s country, the Grantee may be subject to insider trading restrictions and/or market abuse laws in applicable jurisdictions, which may affect the Grantee’s ability to, directly or indirectly, acquire, sell or attempt to sell ADSs or otherwise dispose of ADSs or rights to ADSs (e.g., RSUs) under the Plan during such times as the Grantee is considered to have “inside information” regarding the Company (as defined by the laws in the applicable jurisdictions or the Grantee’s country).  The Grantee could be prohibited from (i) disclosing the inside information to any third party, which may include employees (other than on a “need to know” basis); (ii) “tipping” third parties or causing them to otherwise buy or sell securities; and (iii) cancelling or amending orders the Grantee placed before he or she possessed inside information.  Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under any applicable Company insider trading policy.  The Grantee is responsible for ensuring the Grantee’s compliance with any applicable restrictions and is advised to speak with his or her personal legal advisor on this matter.

Waiver:

The Grantee acknowledges that a waiver by the Company of breach of any provision of this Award Agreement shall not operate or be construed as a waiver of any other provision of this Award Agreement, or of any subsequent breach by the Grantee or any other grantee.

All Other Terms:	As set forth in the Plan.

The Plan is incorporated herein by reference. Except as otherwise set forth in the Award Agreement, the Award Agreement and the Plan constitute the entire agreement and understanding of the parties with respect to the RSUs. In the event that any provision of the Award Agreement is inconsistent with the Plan, the terms of the Plan will control. Except as specifically provided herein, in the event that any provision of this Award Agreement is inconsistent with any term sheet, director appointment letter or similar agreement between the Grantee and the Company or any of its Subsidiaries or Affiliates, the terms of such agreement will control. By accepting this Award Agreement, the Grantee agrees to be subject to the terms and conditions of the Plan.

This Award Agreement may be executed in counterparts, which together will constitute one and the same original.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Award Agreement to be duly executed and effective as of the Grant Date.

MYT NETHERLANDS PARENT B.V.

By:
Michael Kliger
CEO

l
By:
Björn Kastl
CPO

Acknowledged and Agreed:

GRANTEE

XXXX, XXXXX

Signature page to the Restricted Share Unit Award Agreement]

MYT Netherlands Parent B.V.	Contact
Einsteinring 9	Phone: +49 89 127695-100
85609 Aschheim/Munich	Fax: +49 89 127695-200
Germany

Commercial Registry: Local Court Munich, HRB 261084
Managing Directors: Michael Kliger, Dr. Martin Beer, Sebastian Dietzmann, Gareth Locke, Isabel May

MYT NETHERLANDS PARENT B.V.

2023 OMNIBUS INCENTIVE COMPENSATION PLAN

ADDENDUM TO THE

RESTRICTED SHARE UNIT AWARD AGREEMENT

Capitalized terms used but not defined in this Addendum have the meanings set forth in the Plan and/or Award Agreement.

Terms and Conditions

This Addendum may include additional terms and conditions that govern the RSUs granted to the Grantee under the Plan if the Grantee resides and/or works in one of the countries listed below.

If the Grantee is a citizen or resident of a country other than the one in which he or she is currently residing and/or working or transfers to another country after the grant of the RSUs, or is considered a resident of another country for local law purposes, the Company shall, in its sole discretion, determine to what extent the terms and conditions contained herein shall apply to the Grantee under these circumstances.

Notifications

This Addendum also includes information regarding exchange controls and certain other issues of which the Grantee should be aware with respect to participation in the Plan.  The information is based on the securities, exchange control and other laws in effect in the respective countries as of March 2022.  Such laws are often complex and change frequently.  As a result, the Company strongly recommends that the Grantee not rely on the information in this Addendum as the only source of information relating to the consequences of the Grantee’s participation in the Plan because the information may be out of date at the time that the RSUs become vested or settled in ADSs or the Grantee sells ADSs acquired upon settlement of the RSUs under the Plan.

The information contained herein is general in nature and may not apply to the Grantee’s particular situation and the Company is not in a position to assure the Grantee of any particular result.  Accordingly, the Grantee is advised to seek appropriate professional advice as to how the relevant laws in the Grantee’s country may apply to his or her situation.

If the Grantee is a citizen or resident of a country other than the one in which he or she is currently residing and/or working or transfers to another country after the grant of the RSUs, or is considered a resident of another country for local law purposes, the information contained herein may not be applicable to the Grantee in the same manner.

HONG KONG

Securities Law Warning.    The offer of the RSUs and the Shares subject to this RSUs do not constitute a public offering of securities under Hong Kong law and are available only to employees of the Company or its Subsidiaries or Affiliates participating in the Plan.  The Grantee should be aware that the Plan, the Plan prospectus and the contents of this Award Agreement (i) have not been prepared in accordance with and are not intended to constitute a “prospectus” for a public offering of securities under the applicable securities legislation in Hong Kong, (ii) have not been reviewed by any regulatory authority in Hong Kong, and (iii) are intended only for the personal use of each grantee and may not be distributed to any other person.  The Grantee is advised to exercise caution in relation to the offer.  If the Grantee is in any doubt about any of the contents of the Award Agreement, including this Addendum, or the Plan, the Grantee should obtain independent professional advice.

Sale of Shares.  In the event the RSUs vest within six months of the Grant Date, the Grantee agrees that he or she will not offer to the public or otherwise dispose of the shares acquired prior to the six-month anniversary of the Grant Date.  Any Shares acquired under the Plan are accepted as a personal investment.

GERMANY

Exchange Control Notification.  Cross-border payments in excess of €12,500 (including transactions made in connection with the sale of securities) must be reported monthly to the German Federal Bank (Bundesbank).  If the Grantee makes or receives a payment in excess of this amount in connection with the Grantee’s participation in the Plan, the Grantee must report the payment to Bundesbank electronically using the “General Statistics Reporting Portal” (“Allgemeines Meldeportal Statistik”) available via Bundesbank’s website (www.bundesbank.de).

Foreign Asset/Account Reporting Notification. If the acquisition of Shares under the Plan leads to a “qualified participation” at any point during the calendar year, the Grantee understands that he or she will need to report the acquisition when the Grantee files his or her tax return for the relevant year.  A qualified participation is attained if (i) the value of the Shares acquired exceeds a certain threshold or (ii) in the unlikely event the Grantee holds Shares exceeding a certain threshold of the Company’s total Ordinary Shares.

SPAIN

Nature of Grant.  The following provision supplements the Nature of Grant section of the Award Agreement:

In accepting the RSUs, the Grantee acknowledges that they consent to participation in the Plan and has received a copy of the Plan.

The Grantee understands that the Company has unilaterally, gratuitously, and in its sole discretion decided to grant RSUs under the Plan to employees, consultants, and directors throughout the world.  The decision is a limited decision that is entered into upon the express assumption and condition that any grant will not economically or otherwise bind the Company or any Subsidiary or Affiliate on an ongoing basis.  Consequently, the Grantee understands that the RSUs are granted on the assumption and condition that the RSUs and any Shares acquired under the Plan are not part of any employment contract (either with the Company or any other Subsidiary or Affiliate) and shall not be considered a mandatory benefit, salary for any purposes (including severance compensation), or any other right whatsoever.  In addition, the Grantee understands that this grant would not be made but for the assumptions and conditions referred to above; thus, the Grantee acknowledges and freely accept that, should any or all of the assumptions be mistaken or should any of the conditions not be met for any reason, then any grant of or right to the RSUs shall be null and void.

The Grantee understands and agrees that, as a condition of the grant of the RSUs, unless otherwise provided in the Plan or Award Agreement, the termination of the Grantee's termination of service for any reason (including the reasons listed below) will automatically result in the loss of the RSUs to the extent the RSUs have not vested as of the date the Grantee is no longer actively providing service.  In particular, unless otherwise provided in the Plan or Award Agreement, the Grantee understands and agrees that any unvested portion of the RSUs as of the date the Grantee is no longer actively providing service set out in this Award Agreement will be forfeited without entitlement to the underlying Shares or to any amount of indemnification in the event of a termination of the Grantee's termination of service by reason of, but not limited to, resignation, retirement, disciplinary dismissal adjudged to be with cause, disciplinary dismissal adjudged or recognized to be without good cause (i.e., subject to a “despido improcedente”), individual or collective dismissal on objective grounds, whether adjudged or recognized to be with or without cause, material modification of the terms of employment under Article 41 of the Workers’ Statute, relocation under Article 40 of the Workers’ Statute, Article 50 of the Workers’ Statute, unilateral withdrawal by the Service Recipient and under Article 10.3 of the Royal Decree 1382/1985.  The Grantee acknowledges that they have read and specifically accept the conditions referred to in the Award Agreement including the Nature of Grant section.

Securities Law Information.  No “offer of securities to the public,” within the meaning of Spanish law, has taken place or will take place in the Spanish territory in connection with the RSUs.  The Plan, the Award Agreement and any other documents evidencing the grant of the RSUs have not been, nor will they be, registered with the Comisión Nacional del Mercado de Valores (the Spanish securities regulator), and none of those documents constitutes a public offering prospectus.

Exchange Control Information.  If the Grantee holds 10% or more of the share capital of the Company or such other amount that would entitle the Grantee to join the Board, the acquisition, ownership and disposition of stock in a foreign company (including Shares) must be declared for statistical purposes to the Spanish Dirección General de Comercio e Inversiones, the Bureau for Commerce and Investments, which is a department of the Ministry of Economy and Competitiveness.  In this case, the declaration must be made in January for Shares acquired or disposed of during the prior year and/or for Shares owned as of December 31 of the prior year; however, if the value of the Shares acquired or sold exceeds €1,502,530, the declaration must be filed within one month of the acquisition or disposition, as applicable.

In addition, the Grantee may be required to declare electronically to the Bank of Spain any foreign accounts (including brokerage accounts held abroad), any foreign instruments (including any Shares acquired under the Plan) and any transactions with non-Spanish residents (including any payments of Shares made to the Grantee by the Company) depending on the value of such accounts and instruments and the amount of the transactions during the relevant year as of December 31 of the relevant year.

Foreign Asset/Account Reporting Information.  The Grantee is required to report rights or assets deposited or held outside of Spain (including Shares acquired under the Plan or cash proceeds from the sale of such Shares) as of December 31 of each year, if the value of such rights or assets exceeds €50,000 per type of right or asset.  After such rights and/or assets are initially reported, the reporting obligation will apply for subsequent years only if the value of any previously-reported rights or assets increases by more than €20,000 or if the ownership of the assets is transferred or relinquished during the year.

The exchange control and foreign asset / account reporting requirements in Spain are complex.  The Grantee should consult their personal legal and tax advisors to ensure compliance with the applicable requirements.

ITALY

Plan Document Acknowledgment

In accepting the grant of the RSUs, the Grantee acknowledges that he or she has received a copy of the Plan and the Award Agreement and has reviewed the Plan and the Award Agreement, including this Addendum, in their entirety and fully understands and accepts all provisions of the Plan and the Award Agreement, including this Addendum. The Grantee acknowledges that he or she has read and specifically and expressly approves the following sections of the Award Agreement: Vesting; Tax Representations; Withholding; Governing Law; Nature of Grant; and Data Privacy.

Foreign Asset/Account Reporting Information

Italian residents who, at any time during the fiscal year, hold foreign financial assets (including Shares) which may generate income taxable in Italy are required to report these assets on their annual tax returns (UNICO Form, RW Schedule) for the year during which the assets are held, or on a special form if no tax return is due. These reporting obligations will also apply to Italian residents who are the beneficial owners of foreign financial assets under Italian money laundering provisions.

Foreign Asset Tax Information The value of financial assets held outside of Italy (including Shares) by Italian residents is subject to a foreign asset tax. The taxable amount will be the fair market value of the financial assets (e.g., Shares acquired under the Plan) assessed at the end of the calendar year.

UNITED KINGDOM

Tax Representations; Withholding  The following provision supplements the Tax Representations; Withholding section of the Award Agreement:

Without limitation to the Tax Representations; Withholding section of the Agreement, the Grantee hereby agrees that he or she is liable for all Tax-Related Items and hereby covenants to pay all such Tax-Related Items, as and when requested by the Company or Subsidiary or Affiliate, as applicable, or by Her Majesty’s Revenue & Customs (“HMRC”) (or any other tax authority or any other relevant authority).  The Grantee also hereby agrees to indemnify and keep indemnified the Company or any Subsidiary or Affiliate, as applicable, against any Tax-Related Items that they are required to pay or withhold or have paid or will pay to HMRC (or any other tax authority or any other relevant authority) on the Grantee's behalf.

Notwithstanding the foregoing, if the Grantee is a director or executive officer of the Company, the Grantee understands that he or she may not be able to indemnify the Company for the amount of any Tax-Related Items not collected from or paid by the Grantee, in case the indemnification could be considered to be a loan.  In this case, the Tax-Related Items not collected or paid may constitute a benefit to the Grantee on which additional income tax and National Insurance Contributions (“NICs”) may be payable. The Grantee understands that he or she will be responsible for reporting and paying any income tax due on this additional benefit directly to HMRC under the self-assessment regime and for paying to the Company the amount of any NICs due on this additional benefit, which may also be recovered from the Grantee by any of the means referred to in the Award Agreement.

In addition, the Grantee agrees that the Company and/or any Subsidiary or Affiliate may calculate the Tax-Related Items to be withheld and accounted for by reference to the maximum applicable rates, without prejudice to any right the Grantee may have to recover any overpayment from the relevant tax authorities.

UNITED STATES

The RSUs are not intended to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the United States Internal Revenue Code of 1986, as amended (together with any Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the date hereof, “Section 409A”), and shall be interpreted in accordance with such intent.  Notwithstanding the foregoing, if at any time the Committee determines that the RSUs (or any portion thereof) may be subject to Section 409A, the Committee shall have the right in its sole discretion to adopt such amendments to the Plan or this Award Agreement, or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, as the Committee determines are necessary or appropriate either for the RSUs to be exempt from the application of Section 409A or to comply with the requirements of Section 409A.  If it is determined that the RSUs are subject to Section 409A and become payable (or settled) by reason of a termination of the Grantee’s Employment, then (a) such payment shall be made to the Grantee (or such settlement shall occur) only upon a “separation from service” (within the meaning of Section 409A) and (b) if the Grantee is a “specified employee” (within the meaning of Section 409A and as determined by the Company), such payment shall not be made (or such settlement shall not occur) before the date that is six months after the date of the Grantee’s separation from service (or the Grantee’s earlier death).  Each payment under this Award Agreement shall be treated as a separate payment for purposes of Section 409A.

MYT NETHERLANDS PARENT B.V.

2023 OMNIBUS INCENTIVE COMPENSATION PLAN

EXHIBIT A OF THE

RESTRICTED SHARE UNIT AWARD AGREEMENT

PERFORMANCE VESTING

Capitalized terms not otherwise defined herein shall have the same meaning  as set forth in the Restricted Share Unit Award Agreement to which this Exhibit A is attached (the “Award Agreement”).  This Exhibit A shall be and hereby is incorporated in and forms a part of the Award Agreement.

The vesting percentage is based on the achievement of the performance measures set out in the table below, each equally weighted at 50%.

Subject to the Grantee’s continued Employment through the last day of the Performance Period, a number of Performance-Based RSUs shall become earned and vested based on the level of achievement of the performance measures Gross Merchandise Value Growth and Adjusted EBITDA margin (each as defined below), equally weighted at 50%, actually achieved during the Performance Period (covering the Company’s fiscal years 2024, 2025 and 2026) as determined in accordance with the following table:

Gross Merchandise Value Growth annualized for the 3 years (50% weight) Thresholds	Adjusted EBITDA margin rate (50% weight) Thresholds	Vesting Percentage (Expressed as a Percentage of Target Number of Performance-Based RSUs)
Less than 11.9%	Less than 6.3%	0%
11.9%	6.3%	25.0% (Threshold)
17.2%	6.9%	100.0% (Target)
19.8%	7.4%	200.0% (Maximum)

For FY24 only, the target of Gross Merchandise Value growth is pegged at EUR 999m and therefore the final percentage may still change. For FY25 and FY26 the target for  Gross Merchandise Value Growth shall be 17.5% and 18% respectively versus the previous year. The target for Adjusted EBITDA margin is 5.8, 7% and 7.6% for FY24, FY25 and FY26 respectively versus the previous year. The 100% Target is calculated respectively for the full three year performance period.

The vesting percentage is capped at 200.0% of the Target Number of Performance-Based RSUs if the Gross Merchandise Value Growth for the three financial years of the Performance Period is at least 19.8% and the average Adjusted EBITDA Margin for three years of the Performance Period is at least 7,4% . All of the Performance-Based RSUs will be automatically forfeited if Gross

Merchandise Value Growth for the Performance Period is less than 11.9% and the average Adjusted EBITDA margin for the Performance Period is less than 6,3%.

Performance against the two performance measures is scored separately. The different scores are then aggregated to produce an overall percentage between 0% and 200% (the vesting percentage) which is then applied to the Target Number of Performance-Based RSUs to determine the proportion of the Target Number of Performance-Based RSUs that may become earned and vested.

The number of Performance-Based RSUs that may become earned will be calculated as follows:

(a)	FIRST: Determine the actual Gross Merchandise Value Growth and the Adjusted EBITDA margin for the Performance Period.
(b)

SECOND:  Calculate the applicable vesting percentage for each of the performance measures separately based on the actual Gross Merchandise Value Growth and the actual Adjusted EBITDA Margin in relation to the level of Gross Merchandise Value Growth and the Adjusted EBITDA Margin shown in the table above.  For actual performance that falls between the threshold and target levels or the target and maximum levels, the vesting percentage shall be calculated using straight line interpolation between such levels, respectively.

(c)

THIRD: Each of the performance measures has a weighting of 50% of the total Target Number of Performance-Based RSUs. After scoring performance against the two performance measures separately, the different scores are then aggregated to produce an overall percentage between 0% and 200% which is then applied to the Target Number of Performance-Based RSUs to determine the proportion of the award that will vest. For illustrative purposes only, if the actual Gross Merchandise Value Growth is equal to 14.5% and the Adjusted EBITDA Margin is equal to 6.6%, the vesting percentage would be 62.1%. Similarly, if the actual Gross Merchandise Value Growth  is equal to [18.5%] and the Adjusted EBITDA Margin is equal to 7.15%, the vesting percentage would be 160%.

(d)

FOURTH:  The number of Performance-Based RSUs that may become earned and vested, will be equal to (i) the Target Number of Performance-Based RSUs, multiplied by (ii) the applicable vesting percentages as determined based on the table above, rounded up to the nearest whole number. For the avoidance of doubt, any Performance-Based RSUs that do not become earned will be automatically forfeited as of the last day of the Performance Period.

As soon as practicable following the end of the Performance Period, but in no event later than December 31, 2026, the Committee will determine and certify the actual Gross Merchandise Value Growth and the Adjusted EBITDA margin based on the financial reports for the Performance Period as finally approved by the Supervisory Board and the corresponding vesting percentage under this Exhibit A, provided, that such determination and certification shall be communicated by the Company to the Grantee within such timeframe.  The Committee’s determination and certification hereunder shall be binding on and conclusive to the Company and the Grantee.  Any Performance-Based RSUs,

to the extent earned and vested, will become settled in ADSs pursuant to the “Settlement Date” section of the Award Agreement.

For purposes of this Exhibit A:

(a)

“Gross Merchandise Value Growth” (GMV growth) means the growth of the Gross Merchandise Value (GMV) for the Performance Period (covering the Company’s fiscal years 2024, 2025 and 2026) as presented in the Company’s consolidated financial statements. For FY24 only, the target of Gross Merchandise Value growth is pegged at EUR 999m. Total GMV growth will be calculated by dividing the reported GMV for fiscal year 2026 by the reported GMV for the fiscal year 2023 and then annualized.

(b)

“Adjusted EBTIDA margin” means “adjusted EBITDA margin” as determined on a three year average basis for the Performance Period covering the Company’s fiscal years 2024, 2025 and 2026 as presented in the Company’s consolidated financial statements. The “Adjusted EBITDA margin” will be calculated by dividing the sum of Adjusted EBITDA reported in each fiscal year of the Performance Period by the sum of Net Sales reported in each fiscal year of the Performance Period.